                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

           For the period commencing May 2, 2002 through June 11, 2002

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


                      -------------------------------------
                    (Address of principal executive offices)


                    Name and address of person authorized to
                   receive notices and communications from the
                       Securities and Exchange Commission:




                                  John O'Connor
                               Sullivan & Cromwell
                                I New Fetter Lane
                         London EC4 AIAN, United Kingdom



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This report comprises a copy of the press releases entitled:

- 'Philips CFO Jan Hommen addresses CSFB conference in Barcelona', dated May 13, 2002;

- 'Philips and Fracarro agree on the sale of Philips SMATV', dated May 16, 2002;

- 'Philips and LG open state-of-the-art LCD fab in Korea', dated May 24, 2002;

- 'Philips to launch US$ 3.5 billion revolving credit facility', dated May 28, 2002;

- 'Home Depot Names Philips Exclusive Supplier of Branded Light Bulbs', dated June 3, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 11th day of June, 2002.





                      KONINKLIJKE PHILIPS ELECTRONICS N.V.










                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)










                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)






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PHILIPS CFO JAN HOMMEN ADDRESSES CSFB CONFERENCE IN BARCELONA

AMSTERDAM, THE NETHERLANDS - 13 MAY 2002 - Jan Hommen, Vice Chairman and Chief Financial Officer of Royal Philips Electronics today reiterated the company's outlook, in an address to the annual Credit Suisse First Boston European Technology Conference in Barcelona, Spain.

Mr. Hommen confirmed that the strengthening of certain markets, especially in the electronics sectors, appears to be continuing, and that global economic conditions are still improving gradually.

With regard to cost reduction efforts, Mr. Hommen explained that efforts to deliver annual savings of EUR 1 billion are well underway, including EUR 350 million in acquisition-related synergies at Medical systems which are expected to begin impacting results in second half of the year. The program to find solutions to exit low-growth, low-return businesses was also mentioned as being on plan with eight businesses so far having been divested. The businesses falling under the program have a total expected value of approximately EUR 1 billion.

Mr. Hommen reiterated that the Semiconductor business expects to realize mid-single digit sequential growth in the second quarter, but short order lead times make the second half of 2002 difficult to predict, whilst the Components business is expected to benefit from the commencement of volume shipments of color mobile phone screens in Q3. The issue of Consumer Electronics' business in the USA was also referred to with turnaround efforts being on-track, and that progress was encouraging, especially with an improvement of product placements at new and existing retailers.

"The encouraging developments of the first quarter appear to be continuing in the second quarter, while we remain cautious for the second half of the year and are continuing internal actions to reduce costs," said Mr. Hommen in his address. "The transformation of Philips into a higher growth technology company continues apace, and we see the fruits of increased cooperation across our businesses, especially in presenting the complete range of Philips technologies to key customers such as Dell. We have a clear vision of our future and how we want to get there and a strong balance sheet as the backbone of our financial strength and flexibility."

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

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'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.



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PHILIPS AND FRACARRO AGREE ON THE SALE OF PHILIPS SMATV

AMSTERDAM, THE NETHERLANDS AND CASTELFRANCO VENETO, ITALY - MAY 16, 2002 - Royal Philips Electronics (AEX:PHI, NYSE:PHG) of the Netherlands and Fracarro Radioindustrie Spa of Italy, today announced the agreement on the sale of Philips' business unit Satellite Master Antenna Television (SMATV). The deal is expected to close by the end of this month. Philips SMATV will be 100% acquired by Fracarro France, a new company of Gruppo Fracarro. All employees of Philips SMATV will be taken over by Fracarro. Financial details of the transaction were not disclosed.

"This decision is part of the Philips strategy to continue focusing on our core business", says Tom Verbeek, CEO of Philips Corporate Investments. "We are happy to have found a buyer for SMATV which can give it the opportunity of further growth and expansion into new markets".

Gruppo Fracarro's core business is SMATV. With the creation of the new company in France, Gruppo Fracarro takes another leap towards the internationalisation of its business. Thanks to this take-over, Gruppo Fracarro expects to establish European leadership in the SMATV sector with a total turnover of 100 million euro and employs now 500 people.

Fracarro France is located in Suresnes-Paris, France. It concentrates on the development, manufacturing and sales of products and systems for the reception, processing and distribution of audio/video and data signals through block of flats and large residential and commercial buildings. The new company will enable Gruppo Fracarro's offer to expand into the international market with a wider range of products and services in order to achieve the maximum customer satisfaction.

"This acquisition and the resulting establishment of Fracarro France are part of our mission. We aim to become a reference group in the international communication and security market," says Mr. Nello Genovese, Fracarro's Chief Executive Officer. "Fracarro France will start operating on May 25th, perfectly integrating the organisation of both Fracarro and Philips SMATV. The synergy of know-how between Fracarro and Philips SMATV gives birth to a major player in the European and international market of television distribution".

More information concerning this acquisition will be given to all media during the press conference on May the 21st - London - Mediacast Exhibition - 1.00 p.m.- Press Office Area. There will be present: Mr. Nello Genovese Chief Executive Officer - Fracarro.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Fracarro: a leading Group in telecommunications
70 years of accumulated know-how, a consolidated leadership on the Italian market, already present in several European countries and now European leader on the SMATV market.

Fracarro combines the capacity of being a "Solution Maker" with professional Research & Development skills and with the production of systems for reception and distribution of audio, video and data signals (especially TV and satellite) and for active security. After a careful study of the client needs, the Group is able to offer the best solutions to a future provided with "intelligent" buildings which guarantee comfort, security and the possibility to communicate with the world and with the cyberworld by satellite.

The Gruppo Fracarro obviously includes the main company of the group "Fracarro Radioindustrie S.p.A." and the novelty Fracarro France, but also Co.El, Elit, Fracarro Iberica, Multifields Engineering and Sylco, and holds an important percentage of Netdish and R.A.M. Guided by Nello Genovese, it recorded a turn-over of 80 millions Euro in 2001. www.fracarro.com

PHILIPS AND LG OPEN STATE-OF-THE-ART LCD FAB IN KOREA WORLD'S LARGEST TFT-LCD FACILITY CONSOLIDATES LG.PHILIPS LCD'S POSITION AS A GLOBAL LEADER IN LCDS

AMSTERDAM, THE NETHERLANDS/KUMI, SOUTH KOREA, MAY 24, 2002 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and LG Electronics today officially opened the world's first fifth-generation thin-film-transistor (TFT)-LCD fabrication plant, further consolidating the leading position of their joint venture, LG.Philips LCD.

Located in Kumi, South Korea, the new fab (known as P4) will produce TFT-LCDs for 15- and 18-inch desktop monitors and 15-inch notebook PCs, as well as larger LCD TVs. P4 will reach full production capacity in the second half of 2002, achieving a total of 60,000 sheet per month by year end, making LG.Philips LCD the world's leading supplier of large-sized TFT-LCDs. P4 is the largest TFT-LCD facility in operation today, and the first to use larger glass substrates (1000 mm x 1200 mm), achieving increased productivity and panel throughput in LCD production. In addition, P4 achieves the status of being the fastest LCD factory to come on-line.

"The new facility is a reflection of our core strength in displays, and our commitment to leadership in the flat display industry," commented Philips President and CEO, Gerard Kleisterlee. "We are extremely proud of what LG.Philips LCD has achieved over the past three years, both as an industry leader and as a key supplier to Philips, furthering our development of cutting-edge flat display applications. We look forward to together achieving a similar position in emerging LCD TV market - exactly the kind of high-growth opportunity which Philips is ideally placed to leverage, both with branded products and in winning key customers to supply."

DisplaySearch, an Austin, Texas-based market research firm predicts that by July 2002, LG.Philips LCD will have achieved 15.2 percent of the worldwide glass area input capacity, more than any of its competitors. "From 2001 to 2006, the flat panel display market is expected to grow at a 21 percent CAGR, to $57 billion. Key drivers for this growth include significant increases in TFT-LCD capacity, targeting large-area applications, as well as lower TFT-LCD prices, which have boosted penetration into the PC market, and recently, the flat TV market. As the first TFT-LCD manufacturer to bring a fifth-generation fab on-line, LG.Philips LCD is setting the standard for future factories and paving the way for TFT-LCDs to become an affordable, mainstream display solution, eventually overtaking CRTs," noted DisplaySearch President Ross Young.

Bruce Berkoff, LG.Philips LCD's executive vice president of marketing noted, "The opening of our fifth-generation factory, the world's first, will expedite the transition into a new, display-centric era of consumer electronics. As a result, LG.Philips LCD will further its position as a technology and production leader, without sacrificing the quality or service that our customers have come to expect."

The opening ceremony was presided by LG.Philips LCD CEO Mr. Koo Bon Joon, who was joined by LG Group Chairman Mr. Koo Bon Moo, along with Mr. Guy Demuynck, CEO of Philips Consumer Electronics, and other LG group and Philips executives.

About LG.Philips LCD
Headquartered in Seoul, South Korea, LG.Philips LCD - a joint venture company established in July 1999 by LG Electronics and Royal Philips Electronics - is one of the world's leading manufacturers of AMLCDs. LG.Philips LCD leads the AMLCD industry through its high technology, quality and manufacturing capabilities. The company has extended its focus beyond traditional and successful notebook and PC monitor markets and is poised to also deliver solutions for consumer electronics products like the growing LCD TV category, as well as other value-added, non-traditional, display-centric markets such as the multimedia, medical, automotive and aerospace industries. As part of its efforts to be at the forefront of display innovation, LG.Philips LCD is focused on maintaining a diverse product portfolio while continuing to invest aggressively in R&D to further its market leadership position in the AMLCD arena. Information on the company is available at www.lgphilips-lcd.com, LG.Philips LCD makes "Technology You Can See!"

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

PHILIPS TO LAUNCH US$ 3.5 BILLION REVOLVING CREDIT FACILITY

AMSTERDAM, THE NETHERLANDS MAY 28, 2002 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today announced that it intends to launch a US$ 3.5 billion revolving credit facility (the "facility"). Banks have been appointed to arrange the facility, which will have a five-year maturity.

The facility will replace an existing US$2.5 billion revolving credit facility that has been in place since July 1996 and has never been drawn upon by the company.

The facility represents assured access to liquidity for Philips, giving the company additional financial flexibility.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Home Depot Names Philips Exclusive Supplier of Branded Light Bulbs

AMSTERDAM, THE NETHERLANDS, JUNE 3, 2002 - THE HOME DEPOT (NYSE: HD), THE WORLD'S LEADING HOME IMPROVEMENT RETAILER, AND ROYAL PHILIPS ELECTRONICS (AEX:
PHI, NYSE: PHG), THE WORLD'S LARGEST LIGHTING MANUFACTURER, TODAY ANNOUNCED THAT PHILIPS WILL BECOME THE RETAILER'S EXCLUSIVE SUPPLIER OF BRANDED LIGHT BULBS.

"Philips was selected for its product innovation and brand awareness as well as its delivery reliability and its dedication to environmental conservation," said Jerry Edwards, executive vice president of merchandising, The Home Depot.

"We are excited about the potential of this partnership," said David Hamill, President and Chief Executive Officer of Philips Lighting. "This alliance exemplifies how our marketing, innovation and delivery reliability forge new opportunities with our largest customers. We expect the agreement to enhance The Home Depot's business and our own."

"The Philips agreement is a major indication of the many ways we are constantly improving our merchandising mix to match our customers' changing needs," said Edwards.

For The Home Depot, this unique partnership offers several major benefits. As the largest global lighting company, the Philips alliance promises to benefit the retailer as it considers international opportunities. Philips' comprehensive training also provides Home Depot personnel with superior knowledge in lighting. Philips' research-and-development efforts represent one of the largest ratios of sales dollars to R&D spending in the world.

"We believe our demonstrated innovation and ability to drive product mix and profitability through category management also were major factors in this historic partnership," said Larry Wilton, president and CEO Philips Lighting North America. "We have pioneered the growth of new lighting categories, from CFLs and household halogen bulbs to ALTO(R) low-mercury fluorescent lamps."

About The Home Depot
Founded in 1978, The Home DepotO is the world's largest home improvement specialty retailer and the second largest retailer in the United States, with fiscal 2001 sales of $53.6 billion. The company employs more than 296,000 associates and has 1400 stores in 49 states, Puerto Rico, seven Canadian provinces, and Mexico. The company for the second year in a row was named sixth Most Admired Company in America by Fortune magazine, which has also ranked it as America's Most Admired Specialty Retailer for eight consecutive years. Its stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones Industrial Average and Standard & Poor's 500 Index.

Safe Harbor Statement
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges.